Exhibit 6.2

REAL ESTATE SERVICES AGREEMENT

       THIS REAL ESTATE SERVICES AGREEMENT, dated as of June 22, 2020 (“Agreement”), is between and among ESCALATE WEALTH REIT I, INC., a real estate investment trust organized under the laws of the State of Maryland (the “Company”); ESCALTATE WEALTH, LLC, the advisor to the Company (the “Advisor”); and LALUTOSH REAL ESTATE, LLC, an Affiliate of the Advisor (the “Services Provider”) .

RECITALS

WHEREAS, the Company intends to qualify as a REIT (as defined below), and intends to invest its funds in investments permitted by the terms of the Offering Circular, the Articles of Incorporation and the Bylaws of the Company and Sections 856 through 860 of the Code (as defined below);

WHEREAS, the Advisor has been engaged by the Company to provide comprehensive management services subject to such delegation of those services to an Affiliate, as the Advisor may determine;

WHEREAS, the Advisor and the Company desire to avail themselves of the experience, knowledge, sources of information, advice, assistance and contacts available to the Services Provider and to have the Services Provider undertake the duties and responsibilities hereinafter set forth, on behalf of, and subject to the supervision, of the Board of Directors of the Company all as provided herein; and

WHEREAS, the Services Provider is willing to undertake to render such services, subject to the supervision of the Advisor and the Company’s Board of Directors, on the terms and conditions hereinafter set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.             Definitions. As used in this Agreement, the following terms have the definitions hereinafter indicated:

Acquisition Expenses. Any and all expenses incurred by the Company, the Services Provider, or any Affiliate of either in connection with the selection, acquisition or making of any investment, including any Property or other Permitted Investment, whether or not acquired, including, without limitation, legal fees and expenses, travel and communication expenses, costs of appraisals, nonrefundable option payments on property not acquired or made, accounting fees and expenses, and title insurance.

Acquisition Fees. Any and all fees and commissions, exclusive of Acquisition Expenses, paid by any Person or entity to any other Person or entity (including any fees or commissions paid by or to any Affiliate of the Services Provider) in connection with making an investment including making or investing in Properties or the purchase, development or construction of a Property, including, without limitation, real estate commissions, acquisition fees, finder’s fees, selection fees, consulting fees, points, or any other fees or commissions of a similar nature. Excluded shall be development fees and construction fees paid to any Person or entity not Affiliated with the Services Provider in connection with the actual development and construction of any Property. Further, Acquisition Fees will not be paid in connection with temporary short-term investments acquired for purposes of cash management.

Advisor. Escalate Wealth, LLC.

Affiliate or Affiliated (or any derivation thereof). An affiliate of another Person, which is defined as: (i) any Person directly or indirectly owning, controlling, or holding, with power to vote 10% or more of the outstanding voting securities of such other Person; (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held, with power to vote, by such other Person; (iii) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; (iv) any executive officer, director, trustee or general partner of such other Person; and (v) any legal entity for which such Person acts as an executive officer, director, trustee or general partner.

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Asset Management Fee. The fee payable to the Services Provider for professional real estate management services in connection with the Company’s investments in Properties pursuant to this Agreement.

Assets. The Company’s investments in Properties plus cash and cash equivalents.

Board of Directors or Board. The Board of Directors of the Company.

Cause. With respect to the termination of this Agreement, fraud, criminal conduct, willful or grossly negligent misconduct, breach of this Agreement, or the bankruptcy by or of the Services Provider.

Company. Escalate Wealth REIT I, Inc.

Competitive Real Estate Commission. A real estate or brokerage commission for the purchase or sale of Property, which is reasonable, customary, and competitive in light of the size, type, and location of the Property.

Contract Purchase Price. The amount actually paid or allocated (as of the date of purchase) to the purchase, development, construction or improvement of Property, exclusive of Acquisition Fees and Acquisition Expenses.

Contract Sales Price. The total consideration received by the Company for the sale of Property which is owned or held by the Company.

Director. A member of the Board of Directors of the Company.

Distributions. Any distribution of money or other property by the Company to owners of Securities, including distributions that may constitute a return of capital for federal income tax purposes.

Highest Prior NAV per Share. The highest previous offering price for the Common Stock, after adjustment to reflect all return of capital distributions.

Independent Director. A Director who is not and within the last two years has not been directly or indirectly associated with the Services Provider by virtue of (i) ownership of an interest in the Services Provider or any of its Affiliates, (ii) employment by the Service Provider or any of its Affiliates, (iii) service as an officer or director of the Services Provider or any of its Affiliates, (iv) or maintenance of a material business or professional relationship with Services Provider or any of its Affiliates. A business or professional relationship is considered material if the gross revenue derived by the Director from the Services Provider or any of its Affiliates exceeds 5% of either the Director’s annual gross revenue during either of the last two years or the Director’s net worth on a fair market value basis. An indirect relationship shall include circumstances in which a Director’s spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law, or brothers- or sisters-in-law are or have been associated with the Services Provider, any of its Affiliates. When this Agreement refers to approval by the Independent Directors, such approval may be made by the conflicts committee of the Company’s Board of Directors if such committee is comprised solely of all of the Independent Directors on the Company’s Board of Directors.

Joint Ventures. The joint venture or general partnership arrangements in which the Company is a co-venturer or general partner which are established to acquire Properties.

NAV. The net asset value of all Assets calculated by the total value of all Assets minus the total value of all liabilities. For the purposes of determining, the Properties shall be valued as of the date specified by the Board of Directors.

NAV Per Share. As of any date, the NAV as established by our Board of Directors divided by the number of shares of Common Stock outstanding as of the date of such determination.

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Offering. The offering of the Common Stock, under the Offering Circular.

Offering Circular. Any document by whatever name known, utilized for the purpose of offering and selling securities to the public.

Person. An individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, or any government or any agency or political subdivision thereof.

Preferred Return. At any time, with respect to the Common Stock, a 6.0% cumulative, non-compounded return on Highest Prior NAV per share.

Preliminary NAV. The NAV of the Company calculated annually by the directors, including a majority of the Independent Directors, for the purpose of determining whether the Services Provider is entitled to receive a Subordinated Participation Fee for an annual period. The Preliminary NAV consists of (i) the value of the Company’s real estate assets and liabilities reported by an independent valuation firm, as it may be adjusted by the directors; (ii) plus all other assets held; and (iii) minus all accrued liabilities of the Company.

Property or Properties. Interests in (i) the real properties, including the buildings and equipment located thereon: or (ii) the real properties only; or (iii) the buildings only, including equipment located therein; any of which are acquired by the Company, either directly or indirectly through Joint Ventures, or other partnerships, or other legal entities.

REIT. A “real estate investment trust” as defined pursuant to Sections 856 through 860 of the Code.

Sale or Sales. (i) Any transaction or series of transactions whereby: (A) the Company sells, grants, transfers, conveys or relinquishes its ownership of any Property or portion thereof, including the lease of any Property or other asset consisting of the building only, and including any event with respect to any Property which gives rise to a significant amount of insurance proceeds or condemnation awards; (B) the Company sells, grants, transfers, conveys or relinquishes its ownership of all or substantially all of the interest of the Company in any Joint Venture in which it is a co-venturer or partner; (C) any Joint Venture in which the Company as a co-venturer or partner sells, grants, transfers, conveys or relinquishes its ownership of any Property or other Permitted Investment or portion thereof, including any event with respect to any Property or other Permitted Investment which gives rise to insurance claims or condemnation awards; or (D) the Company sells, grants, conveys or relinquishes its interest in any Property or other Permitted Investment, or portion thereof, including any event with respect to any Property or other Permitted Investment, which gives rise to a significant amount of insurance proceeds or similar awards.

Services Provider. Lalutosh Real Estate, LLC.

Stockholders. The registered holders of the Company’s Securities.

Subordinated Participation Fee. The Subordinated Participation Fee as defined in Section 5(e).

Termination Date. The date of termination of this Agreement whether pursuant to (i) the non-renewal of this Agreement under Section 15 below or (ii) written notice of termination under Section 16 below.

Total Investment Value. For any given period, the total of the aggregate book value of all of the Company’s assets invested, directly or indirectly, in Properties before reserves for depreciation, bad debts or similar non-cash items.

2.            Appointment. The Advisor and the Company hereby appoints the Services Provider to provide real estate serves to the Company on the terms and conditions set forth in this Agreement, and the Services Provider hereby accepts such appointment.

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3.            Duties of the Services Provider. Subject to Sections 4 and 7 of this Agreement, the Services Provider undertakes to use its best efforts to present to the Company potential investment opportunities and to provide a continuing and suitable investment program consistent with the investment objectives and policies of the Company as determined and adopted from time to time by the Advisor and/or the Company’s Board of Directors. In performance of this undertaking, the Services Provider shall, either directly or by engaging an Affiliate:

(a)	find, present and recommend to the Company real estate investment opportunities consistent with its investment policies and objectives;

(b)	arrange for financing and refinancing of the Company’s real estate investments;

(c)	review and analyze financial information for each of the Company’s assets and the overall portfolio;

(d)	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of the Company’s real estate investments;

(e)	do all things necessary to assure its ability to render the services described in this Agreement.

4.          Authority of Services Provider.

(a)          Pursuant to the terms of this Agreement (including the restrictions included in this Section 4 and in Section 7), and subject to the continuing and exclusive authority of the Advisor and/or the Directors over the management of the Company, the Advisor and the Directors hereby delegate to the Services Provider the authority to (1) locate, analyze and select investment opportunities, (2) structure the terms and conditions of transactions pursuant to which investments will be made or acquired for the Company, (3) acquire Properties in compliance with the investment objectives and policies of the Company, (4) arrange for financing or refinancing with respect to Properties, (5) enter into leases and service contracts for the Company’s Property, and perform other property management services, (6) oversee non-Affiliated property managers and other non-Affiliated Persons who perform services for the Company; and (7) undertake accounting and other record-keeping functions at the Property level.

(b)          Notwithstanding the foregoing, any investment in Properties, including any acquisition of Property by the Company (as well as any financing acquired by the Company in connection with such acquisition), will require the prior approval of the Advisor and/or the Directors (including a majority of any Independent Directors), provided, that a majority of the Directors, including a majority of any Independent Directors may establish de minimis acquisition standards not requiring approval of the Advisor and/or the Directors for transactions other than transactions with the Service Provider or its Affiliates.

(c)          If a transaction requires approval by the Advisor and/or the Directors, the Services Provider will deliver to the Advisor and/or the Directors all documents required by them to properly evaluate the proposed investment in the Property.

(d)          The prior approval of a majority of the Directors not otherwise interested in the transaction will be required for each transaction with the Services Provider or any of its Affiliates.

(e)          The Advisor and/or the Directors may, at any time upon the giving of notice to the Services Provider, modify or revoke the authority set forth in this Section 4. If and to the extent the Advisor and/or the Directors so modify or revoke the authority contained herein, the Services Provider shall henceforth submit to the Advisor and/or the Directors for prior approval such proposed transactions involving investments which thereafter require prior approval, provided, however, that such modification or revocation shall be effective upon receipt by the Services Provider and shall not be applicable to investment transactions to which the Services Provider has committed the Company prior to the date of receipt by the Services Provider of such notification.

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5.          Fees.

(a)          Asset Management Fee. The Company shall pay to the Services Provider or an Affiliate as compensation for the real estate advisory services rendered to the Company under Section 3 above, a monthly fee (the “Asset Management Fee”) in an amount equal to 0.05% of the Company’s Total Investment Value, as of the end of the preceding month. The Asset Management Fee shall be payable monthly on the last day of such month, or the first business day following the last day of such month.

(b)          Acquisition Fees. The Company shall pay to the Services Provider a fee in an amount equal to 3.0% of the Company’s pro rata share of the Contract Purchase Price of an investment in a Property, as Acquisition Fees. The total of all Acquisition Fees and Acquisition Expenses shall be reasonable, and shall not exceed 6.0% of the Contract Purchase Price of the Property unless a majority of the Directors (including a majority of any Independent Directors) not otherwise interested in the transaction determine the transaction to be commercially competitive, fair and reasonable to the Company.

(c)          Financing Coordination Fee. Other than with respect to any mortgage or other financing related to a Property concurrent with its acquisition, if the Services Provider or any of its Affiliates provides a substantial amount of the services (as determined by a majority of the Directors) in connection with the post-acquisition financing or refinancing of any debt that the Company obtains relative to a Property, then the Company shall pay to the Services Provider or such Affiliate a financing coordination fee equal to 1.0% of the amount of such financing.

(d)          Disposition Fee. For substantial assistance in connection with the sale of any Property, the Company shall pay to the Services Provider or one of its Affiliates 3.0% of the Contract Sales Price of each Property; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with the Services Provider or any of its Affiliates, the disposition fees paid to the Services Provider, its Affiliates and unaffiliated third parties may not in the aggregate exceed the lesser of the Competitive Real Estate Commission or 6% of the Contract Sales Price.

(e)          Subordinated Participation Fee. The Company shall pay to the Services Provider or one of its Affiliates a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee is only due if the Preferred Return is achieved and is equal to the sum of:

(i)          10% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share of Common Stock, multiplied by (b) the number of shares outstanding of Common Stock as of December 31 of the relevant annual period, but only if this results in a positive number, plus;

(ii)         10% of the product of: (a) the amount by which aggregate cash distributions to holders of Common Stock during the annual period, excluding return of capital distributions, divided by the weighted average number of shares of common stock outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares of the Common Stock outstanding for the annual period calculated on a monthly basis.

The Subordinated Participation Fee may be paid in the form of shares of Common Stock determined using a price equal to the NAV Per Share of the Common Stock as of December 31 of the prior year (i.e., after deduction of the Subordinated Participation Fee from the Preliminary NAV).

(f)          Liquidation Fee. The Company shall pay the Services Provider or one of its Affiliates a Liquidation Fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the Properties, a public listing, or a merger with a public or non-public company, equal to 10.0% of the increase, if any, in the resultant value per share of Common Stock as compared to the Highest Prior NAV per share, multiplied by the number of outstanding shares of the Common Stock as of the liquidation date, subordinated to payment to the Company’s stockholders of the Preferred Return, pro-rated for the year in which the liquidation event occurs.

6.         Expenses.

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(a)          In addition to the compensation paid to the Services Provider pursuant to Section 5 hereof, the Company shall pay directly or reimburse the Services Provider for all of the expenses paid or incurred by the Services Provider in connection with the services it provides to the Company pursuant to this Agreement, including, but not limited to, the Acquisition Expenses incurred in connection with the selection and acquisition of Properties.

(b)          Expenses incurred by the Services Provider on behalf of the Company and payable pursuant to this Section 6 shall be reimbursed no less often than monthly.

7.           Limitation on Payments. Notwithstanding any other provision of this Agreement, the Services Provider shall not be entitled to receive any amounts that would result in the Company violating its Articles of Incorporation. If the Services Provider or any of its Affiliates receive any payments that would cause any provision of the Articles of Incorporation to be violated, and the receipt of such payment is not approved in the manner, if any, provided in the Articles of Incorporation that would result in such payment being permitted, then the Services Provider or such Affiliate shall promptly, upon request by the Company reimburse the Company the amount by which the aggregate amount received by the Services Provider or its Affiliates exceed the amounts permitted by the Articles of Incorporation.

8.           Other Activities. Nothing herein contained shall prevent the Services Provider from engaging in other activities, including, without limitation, the rendering of real estate services to other Persons (including other REITs).

In the event that the Services Provider or its Affiliates is presented with a potential investment which might be made by the Company and by another investment entity which the Services Provider or its Affiliates provides services to, the Services Provider and its Affiliates shall consider the investment portfolio of each entity, cash flow of each entity, the effect of the acquisition on the diversification of each entity’s portfolio, rental payments during any renewal period, the estimated income tax effects of the purchase on each entity, the policies of each entity relating to leverage, the funds of each entity available for investment and the length of time such funds have been available for investment. In the event that an investment opportunity becomes available which is suitable for both the Company and a public or private entity which the Services Provider or its Affiliates are providing services to, then the entity which has had the longest period of time elapse since it was offered an investment opportunity will first be offered the investment opportunity.

9.         Relationship of Services Provider and Company. The Company and the Services Provider are not partners or joint venturers with each other, and nothing in this Agreement shall be construed to make them such partners or joint venturers or impose any liability as such on either of them.

10.         Term; Termination of Agreement. This Agreement shall continue in force for ten (10) years from the date of this Agreement, subject to an unlimited number of renewals upon mutual consent of the parties. It is the duty of the Directors to evaluate the performance of the Services Provider before renewing the Agreement after its initial term, and such renewal shall have a term as determined by the Directors.

11.         Termination by Either Party. This Agreement shall be terminable by the Advisor and/or a majority of the Directors on 60 days’ written notice and with Cause. If this Agreement is terminated by the Services Provider at a time when no Cause for termination exists, then the Services Provider shall be entitled to the value of its Liquidation Fee as provided under Section 5(f) above determined based on the NAV Per Share at the date of termination.

12.         Assignment to an Affiliate. This Agreement may be assigned by the Services Provider to an Affiliate and the Services Provider may assign any rights to receive fees or other payments under this Agreement without obtaining the approval of the Advisor and/or the Directors. This Agreement shall not be assigned by the Company without the consent of the Services Provider, except in the case of an assignment by the Company to a corporation or other organization which is a successor to all of the assets, rights and obligations of the Company, in which case such successor organization shall be bound hereunder and by the terms of said assignment in the same manner as the Company is bound by this Agreement.

13.         Payments to and Duties of Services Provider Upon Termination.

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(a)       After the Termination Date, the Services Provider shall not be entitled to compensation for further services hereunder except it shall be entitled to receive from the Company within 30 days after the effective date of such termination all unpaid reimbursements of expenses and all earned but unpaid fees payable to the Services Provider prior to termination of this Agreement, in cash.

(b)       The Services Provider shall promptly upon termination:

(i)          pay over to the Company all money collected and held for the account of the Company pursuant to this Agreement, after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled;

(ii)        deliver to the Directors all assets, including Properties, and documents of the Company then in the custody of the Services Provide; and

(iii)        cooperate with the Company to provide an orderly management transition.

14.         Indemnification by the Company. The Company shall indemnify and hold harmless the Services Provider and its Affiliates, including their respective officers, directors, partners and employees, from all liability, claims, damages or losses arising in the performance of their duties hereunder, and related expenses, including reasonable attorneys’ fees, to the extent such liability, claims, damages or losses and related expenses are not fully reimbursed by insurance, subject to any limitations imposed by the laws of the State of Maryland or the Articles of Incorporation of the Company. Notwithstanding the foregoing, the Services Provider shall not be entitled to indemnification or be held harmless pursuant to this Section 14 for any activity for which the Services Provider shall be required to indemnify or hold harmless the Company pursuant to Section 15. Any indemnification of the Services Provider may be made only out of the assets of the Company and not from Stockholders.

15.         Indemnification by Services Provider. The Services Provider shall indemnify and hold harmless the Company and the Advisor from contract or other liability, claims, damages, taxes or losses and related expenses including attorneys’ fees, to the extent that such liability, claims, damages, taxes or losses and related expenses are not fully reimbursed by insurance and are incurred by reason of the Services Provider’s bad faith, fraud, misconduct, or gross negligence, but the Services Provider shall not be held responsible for any action of the Board of Directors or the Advisor in following or declining to follow any advice or recommendation given by the Services Provider.

16.         Notices. Any notice, report or other communication required or permitted to be given hereunder shall be in writing unless some other method of giving such notice, report or other communication is required by the Articles of Incorporation, the Bylaws, or accepted by the party to whom it is given, and shall be given by being delivered by hand or by overnight mail or other overnight delivery service to the addresses set forth herein:

To the Directors and to the Company: Escalate Wealth REIT I, Inc. 17 Corporate Plaza, #200 Newport Beach, CA 92660 Attn: Sachin Jhangiani
To the Advisor: Escalate Wealth, LLC 17 Corporate Plaza, #200 Newport Beach, CA 92660 Attn: Harold Hofer
To the Services Provider: Lalutosh Real Estate, LLC 17 Corporate Plaza, #200 Newport Beach, CA 92660 Attn: Harold Hofer

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Either party may at any time give notice in writing to the other party of a change in its address for the purposes of this Section 16.

17.         Modification. This Agreement shall not be changed, modified, terminated, or discharged, in whole or in part, except by an instrument in writing signed by both parties hereto, or their respective successors or assignees.

18.         Severability. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

19.         Construction. The provisions of this Agreement shall be interpreted, construed and enforced in all respects in accordance with the laws of the State of California applicable to contracts to be made and performed entirely in said state.

20.         Entire Agreement. This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

21.         Indulgences, Not Waivers. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

22.         Gender. Words used herein regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

23.         Headings Not to Affect Interpretation. The headings of Sections and sub-Sections contained in this Agreement are for convenience only and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

24.         Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

[Signatures appear on the following page]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Escalate Wealth REIT I, Inc.

By:
Sachin Jhangiani, President

Escalate Wealth, LLC

By:
Harold Hofer, Manager

Lalutosh Real Estate, LLC

By:
Harold Hofer, Manager

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